Exhibit 99.1

NEWS RELEASE

September 26, 2023, 4:00PM EDT / 22:00 CET

Mdxhealth Signs Research Collaboration with University of Oxford to Assess the Correlation of the GPS Test with Prostate Cancer Progression Following Treatment for Localized Prostate Cancer

IRVINE, CA, and HERSTAL, BELGIUM – September 26, 2023 – MDxHealth SA (NASDAQ/Euronext: MDXH), a leading commercial-stage precision diagnostics company, today announced a research collaboration with the University of Oxford to investigate the correlation between the Genomic Prostate Score (GPS) test and prostate cancer progression following treatment for localized prostate cancer.

Ian Mills, PhD, John Black Professor of Prostate Cancer at University of Oxford, commented: “Prostate cancer is a prevalent male cancer that can develop into metastases in certain cases, underscoring the urgent need for improved risk stratification through disease profiling and biological modeling. We are excited to collaborate with mdxhealth to validate the GPS test’s potential to enhance risk assessment in men diagnosed with localized prostate cancer.”

As a pivotal part of this collaboration, mdxhealth will conduct GPS testing on patient samples derived from the Prostate Mechanisms of Progression and Treatment (ProMPT) cohort. Initiated in 2002, the ProMPT collaborative translational research group involves the cooperation of multiple cancer research programs to collect biological samples and clinical data from participants across the United Kingdom.

Michael K. McGarrity, CEO of mdxhealth, commented, “This groundbreaking research partnership between mdxhealth and University of Oxford marks a crucial step toward advancing the understanding of prostate cancer progression and treatment outcomes. The outcomes of this collaboration can pave the way for more tailored and effective treatments for patients with localized prostate cancer. We firmly believe that our Genomic Prostate Score test holds the potential to accurately predict disease progression in patients undergoing treatment for localized prostate cancer.”

About mdxhealth

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of mdxhealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding the acquisition of Oncotype DX® GPS prostate cancer business from Exact Sciences including statements regarding the anticipated benefits of the acquisition; statements regarding expected future operating results; statements regarding product development efforts; and statements regarding our strategies, positioning, resources, capabilities and expectations for future events or performance. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. Mdxhealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of mdxhealth in any jurisdiction. No securities of mdxhealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, and all other trademarks and service marks, are the property of their respective owners.